UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PVF Capital Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

693654105

(CUSIP Number)

September 3, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

CUSIP No. 693654105	13G	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS Alesco Preferred Funding IV Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 854,171**
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 854,171**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 854,171**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%***
12.	TYPE OF REPORTING PERSON CO

*	See Item 2(a).
**	See Items 4(a).
***	See Item 4(b).

CUSIP No. 693654105	13G	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS Cohen & Company Financial Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 854,171**
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 854,171**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 854,171**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%***
12.	TYPE OF REPORTING PERSON OO

*	See Item 2(a).
**	See Items 4(a).
***	See Item 4(b).

CUSIP No. 693654105	13G	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS Dekania Investors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 854,171**
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 854,171**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 854,171**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%***
12.	TYPE OF REPORTING PERSON OO

*	See Item 2(a).
**	See Items 4(a).
***	See Item 4(b).

CUSIP No. 693654105	13G	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS Cohen Brothers, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 854,171**
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 854,171**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 854,171**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%***
12.	TYPE OF REPORTING PERSON OO

*	See Item 2(a).
**	See Items 4(a).
***	See Item 4(b).

CUSIP No. 693654105	13G	Page 6 of 13 Pages

1.	NAMES OF REPORTING PERSONS Cohen Bros. Financial, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 854,171**
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 854,171**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 854,171**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%***
12.	TYPE OF REPORTING PERSON OO

*	See Item 2(a).
**	See Items 4(a).
***	See Item 4(b).

CUSIP No. 693654105	13G	Page 7 of 13 Pages

1.	NAMES OF REPORTING PERSONS Daniel G. Cohen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 854,171**
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 854,171**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 854,171**
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%***
12.	TYPE OF REPORTING PERSON IN

*	See Item 2(a).
**	See Items 4(a).
***	See Item 4(b).

CUSIP No. 693654105	13G	Page 8 of 13 Pages

Item 1	(a).	Name of Issuer.

PVF Capital Corp.

Item 1	(b).	Address of Issuer’s Principal Executive Offices.

30000 Aurora Road Solon, Ohio 44139

Item 2	(a).	Name of Person Filing.

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1), promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

•     Alesco Preferred Funding IV Ltd.;

•     Cohen & Company Financial Management, LLC;

•     Dekania Investors, LLC;

•     Cohen Brothers, LLC;

•     Cohen Bros. Financial, LLC; and

•     Daniel G. Cohen,

or, collectively, the “Reporting Persons.” The Reporting Persons have entered into a joint filing agreement dated September 14, 2009, a copy of which is filed with this Schedule 13G as Exhibit A and pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement is not to be construed as an admission that any such person is, for the purposes of Section 13(d) or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13G held by any other person.

Item 2	(b).	Address of Principal Business Office or, if None, Residence.

The address of the principal business office of each of the Reporting Persons is 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104.

Item 2	(c).	Citizenship.

Each of the Reporting Persons other than Alesco Preferred Funding IV Ltd. and Daniel G. Cohen is a limited liability company organized under the laws of the State of Delaware. Alesco Preferred Funding IV Ltd. is an exempted company organized under the laws of the Cayman Islands. Daniel G. Cohen is a United States citizen.

Item 2	(d).	Title of Class of Securities.

Common Stock, par value $0.01 per share (“Issuer Common Stock”).

Item 2	(e).	CUSIP Number.

693654105

CUSIP No. 693654105	13G	Page 9 of 13 Pages

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

The Reporting Persons may be deemed in the aggregate to beneficially own 854,171 shares of Issuer Common Stock, consisting of (A) 205,297 shares of Issuer Common Stock and (B) approximately 648,874 shares of Issuer Common Stock into which a warrant issued to Alesco Preferred Funding IV Ltd. is currently exercisable.

Alesco Preferred Funding IV Ltd. directly owns (A) 205,297 shares of Issuer Common Stock and (B) approximately 648,874 shares of Issuer Common Stock into which a warrant issued to Alesco Preferred Funding IV Ltd. is currently exercisable. On the basis of an investment management agreement between Alesco Preferred Funding IV Ltd. and Cohen & Company Financial Management, LLC, Cohen & Company Financial Management, LLC may be deemed to indirectly own the shares of Issuer Common Stock directly owned by Alesco Preferred Funding IV Ltd.

The sole member of Cohen & Company Financial Management, LLC is Dekania Investors, LLC, the sole member of which is Cohen Brothers, LLC. A majority of the voting power of the outstanding equity interests of Cohen Brothers, LLC is controlled by Cohen Bros. Financial, LLC, the sole member of which is Daniel G. Cohen.

Nothing contained herein should be construed in and of itself as an admission by any of the Reporting Persons as to beneficial ownership of the shares of Issuer Common Stock beneficially owned by each of the other Reporting Persons. Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Issuer Common Stock beneficially owned by each of the other Reporting Persons.

CUSIP No. 693654105	13G	Page 10 of 13 Pages

(b) Percent of class:

The Reporting Persons may be deemed in the aggregate to beneficially own (A) 205,297 shares of Issuer Common Stock and (B) approximately 648,874 shares of Issuer Common Stock into which a warrant issued to Alesco Preferred Funding IV Ltd. is currently exercisable, which collectively represent approximately 9.9% of the issuer’s outstanding Issuer Common Stock.

All percentages set forth in this Schedule 13G are based upon 7,773,823 shares of Issuer Common Stock outstanding at May 8, 2009, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 (filed on May 11, 2009), plus (A) 205,297 shares of Issuer Common Stock beneficially owned directly or indirectly by the Reporting Persons and (B) 648,874 shares of Issuer Common Stock into which a warrant issued to Alesco Preferred Funding IV Ltd. is currently exercisable.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

854,171

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

854,171

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

CUSIP No. 693654105	13G	Page 11 of 13 Pages

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 693654105	13G	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2009	ALESCO PREFERRED FUNDING IV LTD.

	By:		Cohen & Company Financial Management, LLC, its manager

		By:	/s/ Samuel Hillier
Samuel Hillier, Director

COHEN & COMPANY FINANCIAL MANAGEMENT, LLC

	By:		/s/ Samuel Hillier
Samuel Hillier, Director

DEKANIA INVESTORS, LLC

	By:		/s/ Joseph W. Pooler, Jr.
Joseph W. Pooler, Jr., Chief Financial Officer

COHEN BROTHERS, LLC

	By:		/s/ Joseph W. Pooler, Jr.
Joseph W. Pooler, Jr., Chief Financial Officer

COHEN BROS. FINANCIAL, LLC

	By:		/s/ Daniel G. Cohen
Daniel G. Cohen, its sole member

/s/ Daniel G. Cohen
Daniel G. Cohen

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned agree as follows:

(1)	Each of them is individually eligible to use the Schedule 13G to which this exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(2)	Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: September 14, 2009	ALESCO PREFERRED FUNDING IV LTD.

	By:		Cohen & Company Financial Management, LLC, its manager

		By:	/s/ Samuel Hillier
Samuel Hillier, Director

COHEN & COMPANY FINANCIAL MANAGEMENT, LLC

	By:		/s/ Samuel Hillier
Samuel Hillier, Director

DEKANIA INVESTORS, LLC

	By:		/s/ Joseph W. Pooler, Jr.
Joseph W. Pooler, Jr., Chief Financial Officer

COHEN BROTHERS, LLC

	By:		/s/ Joseph W. Pooler, Jr.
Joseph W. Pooler, Jr., Chief Financial Officer

COHEN BROS. FINANCIAL, LLC

	By:		/s/ Daniel G. Cohen
Daniel G. Cohen, its sole member

/s/ Daniel G. Cohen
Daniel G. Cohen